March 4, 2025

Robbert Rietbroek
Chief Executive Officer
Primo Brands Corp
1150 Assembly Drive, Suite 800
Tampa, FL 33607

       Re: Primo Brands Corp
           Amendment No. 2 to Registration Statement on Form S-1
           Filed February 27, 2025
           File No. 333-284501
Dear Robbert Rietbroek:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2025 letter.

Amendment to Form S-1 filed February 27, 2025
Incorporation by Reference, page 88

1. We note you incorporate by reference your Form 8-K filed January 24, 2025, and this further incorporates pro forma financial information, financial statements, and MD&A by reference to other filings, as disclosed on page 1 thereof. Pursuant to Securities Act
       Rule 411(e), disclosure must not be incorporated by reference from a second document if that second document incorporates information pertinent to such disclosure by reference to a third document. Accordingly, please revise to specifically incorporate such information by reference, or advise.
 March 4, 2025
Page 2
Form 8-K furnished February 20, 2025
Exhibit 99.1 Press Release
Exhibit 7 and 8, page 17

2.     We note your disclosure of Combined Adjusted EBITDA and Combined Free
Cash
       Flow amounts within your earnings release. We also note your disclosure on page 7 that combined non-GAAP financial measures include results for both BlueTriton and
       Primo Water on a combined basis inclusive of periods prior to the business
       combination. Information presented on a combined basis does not reflect any pro forma adjustments or other adjustments for costs related to integration activities, cost savings or synergies that have been or may be achieved if the business combination occurred on January 1, 2023, other than to reflect the difference in Primo Water's fiscal year-end, and the impact of the accounting conformity related to bottle deposits.
       Please note that disclosure of combined amounts that are not calculated under the guidance in Article 11 of Regulation S-X, would not be appropriate as a Non-
       GAAP measure. See guidance in Question 100.05 of the SEC Staff   s
Compliance and
       Disclosure Interpretations. Please revise your Form 8-K accordingly, or alternatively remove these combined measures. Additionally, please ensure that all non-GAAP amounts are accompanied by prominent disclosure of the most comparable US GAAP measure. Please note that if you file an amended Form 8-K in response to this comment, you will also need to revise the incorporation by reference section in your
       Form S-1 to refer to the amended Form 8-K.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing